FORM 4	OMB APPROVAL

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number:	3235-0287
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person to Issuer
(Check all applicable)
					[X] Director	[ ] 10% Owner
Kernan	John	T.	Lightspan, Inc. (LSPN)		[X] Officer (give title below)	[ ] Other (specify below)

(Last)	(First)	(Middle)	3. IRS or Social Security	4. Statement for
			Number of Reporting Person,	Month/Year
10140 Campus Point Drive,			if an entity (Voluntary)	06/02	Chief Executive Officer and Chairman
(Street)				5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person
San Diego	CA	92121		(Month/Year)	[ ] Form filed by More Than One Reporting Person

(City)	(State)	(Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

		Code	V	Amount	(A) or (D)	Price

Common Stock	06/27/02	M		1,263	A	$1.65	1,581,489(1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
*If the form is filled by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Note 1: Includes 21,008 shares acquired pursuant to the Lightspan, Inc. 2000 Employee Stock Purchase Plan.

FORM 4 (continued)

TABLE II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Stock Options (right to buy)	$1.65	6/27/02	M			1,263	3/12/00	7/9/02	Common Stock	1,263	$1.65	0	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ John T. Kernan	7/1/02
	John T. Kernan	July 1, 2002
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.		Page 2 SEC 1474 (3-99)